SUB-ITEM 77C


Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western
Asset Municipal Defined Opportunity Trust Inc.
was held on March 27, 2015, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors


Nominees
Votes For
VotesWithheld
Robert D. Agdern
11,125,007
257,346
William R.
Hutchinson
11,122,234
260,119
Riordan Roett
11,123,921
258,432

At May 31, 2015, in addition to Robert D. Agdern,
William R. Hutchinson and Riordan Roett, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Kenneth D. Fuller
Leslie H. Gelb
Eileen A. Kamerick